EXHIBIT 99.1

O2Micro Reports Second Quarter 2018 Financial Results

GEORGE TOWN, Grand Cayman, Aug. 01, 2018 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q2 2018 results were within the range of guidance provided in May 2018.
  GAAP net income per fully diluted ADS in the second quarter of 2018 was 6 cents, with non-GAAP net loss of 5 cents per fully diluted ADS.
  Revenue growth in the third quarter of 2018 is expected to range between 6-14% compared to Q2 2018.

O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter ending June 30, 2018.

Financial Highlights for the Second Quarter ending June 30, 2018:
O2Micro International Limited (the “Company”) reported Q2 2018 revenue of $15.2 million. Revenue was up 7.8% sequentially, and up 4.8% from the same quarter in the previous year. The gross margin in the second quarter of 2018 was 52.1%, which was up from 51.2% in the prior quarter, and up from 50.9% in the second quarter of 2017. The gross margin remains in our target range and varies primarily with the quarterly revenue and product mix. During the second quarter of 2018, the Company recorded total GAAP operating expenses of $9.7 million, compared to $9.8 million in the first quarter of 2018, and $8.9 million in the year-ago Q2 period. The GAAP operating margins for the second quarter of 2018, the first quarter of 2018, and second quarter of 2017 were (11.9%), (18.1%), and (10.7%), respectively.

GAAP net income was $ 1.5 million in Q2 2018. This compares to a GAAP net income of $7.2 million in the first quarter of 2018 and a GAAP net loss of $1.4 million in Q2 2017. GAAP net income per fully diluted ADS was $0.06 in Q2 2018. This compares to a GAAP net income per fully diluted ADS of $0.27 in Q1 2018 and a GAAP net loss per fully diluted ADS of $0.06 in Q2 2017.

Supplementary Data:
The Company ended the second quarter of 2018 with $40.8 million in unrestricted cash and short-term investments or $1.57 per outstanding ADS. The accounts receivable balance was $11.3 million and represented 57 days sales outstanding at the end of Q2 2018. Inventory was $10.0 million or 121 days and turned over 3.0 times during Q2 2018. As of June 30, 2018, the Company had $55.2 million in working capital and the book value was $85.4 million, or $3.28 per outstanding ADS. As of June 30, 2018, O2Micro International Limited had a total of 389 employees worldwide, including 244 engineers.

Management Commentary:
“Our Third quarter of 2018 revenue guidance reflects upward momentum in design activities in the growth drivers of the consumer and industrial markets. We are pleased to see our customer acceptance including high end backlighting for the TV/monitor, power tools, household appliances, and automotive, despite the dynamic consumer market,” said Sterling Du, O2Micro’s Chairman and CEO. “We believe our solutions for these product segments will accelerate growth in upcoming quarters through the year and lead O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its second quarter conference call today, August 1, 2018, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference ID: 6220835
Participants, Int'l Toll: +1 334-323-0522
Participants, US/CAN Toll Free: 877-260-1479

The Call-in Audio Replay will be available from August 1, 2018 12:00 Eastern Time (US & Canada) through August 8, 2018 12:00 Eastern Time (US & Canada)
https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTYyMjA4MzUmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
 (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017

NET SALES	$15,205	$14,514	$29,313	$29,468

COST OF SALES	7,290	7,127	14,176	14,194

GROSS PROFIT	7,915	7,387	15,137	15,274

OPERATING EXPENSES
Research and development (1)	4,695	4,501	9,501	8,553
Selling, general and administrative (1)	5,035	4,440	9,999	9,494
Litigation Income	-	-	-	(19)

Total Operating Expenses	9,730	8,941	19,500	18,028

LOSS FROM OPERATIONS	(1,815)	(1,554)	(4,363)	(2,754)

NON-OPERATING INCOME
Interest income	114	90	211	169
Unrealized fair value gain on long-term investments	3,118	-	12,892	-
Foreign exchange gain (loss) – net	186	57	29	(159)
Gain on sale of long-term investments	-	20	-	20
Other – net	123	183	390	285
Total Non-operating Income	3,541	350	13,522	315

INCOME (LOSS) BEFORE INCOME TAX	1,726	(1,204)	9,159	(2,439)

INCOME TAX EXPENSE	265	230	530	452

NET INCOME (LOSS)	1,461	(1,434)	8,629	(2,891)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(968)	72	(293)	793
Unrealized gain on available-for-sale securities	-	-	-	(1)
Unrealized pension gain	2	1	4	2
Total Other Comprehensive Income	(966)	73	(289)	794

COMPREHENSIVE INCOME (LOSS)	$495	$(1,361)	$8,340	$(2,097)

EARNINGS (LOSS) PER ADS
Basic	$0.06	$(0.06)	$0.33	$(0.11)
Diluted	$0.06	$(0.06)	$0.33	$(0.11)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	26,029	25,864	26,003	25,852
Diluted (in thousands)	26,462	25,864	26,436	25,852

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$60	$54	$122	$114
Selling, general and administrative	$294	$325	$596	$697

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2018	2017
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$23,576	$28,520
Restricted cash	34	35
Short-term investments	17,236	17,601
Accounts receivable – net	11,313	9,184
Inventories	9,990	9,330
Prepaid expenses and other current assets	1,492	1,245
Total Current Assets	63,641	65,915

LONG-TERM INVESTMENTS	15,967	3,112

PROPERTY AND EQUIPMENT – NET	13,545	13,755

OTHER ASSETS	2,164	2,300

TOTAL ASSETS	$95,317	$85,082

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,339	$2,460
Income tax payable	271	341
Accrued expenses and other current liabilities	3,816	4,379
Total Current Liabilities	8,426	7,180

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	338	355
Deferred income tax liabilities	1,092	906
Other liabilities	85	86
Total Other Long-Term Liabilities	1,515	1,347

Total Liabilities	9,941	8,527

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of June 30, 2018 and December 31, 2017 Outstanding –1,301,327,050 and 1,284,146,100 shares as of June 30, 2018 and
December 31, 2017, respectively	33	33
Additional paid-in capital	142,451	142,946
Accumulated deficits	(39,293)	(47,517)
Accumulated other comprehensive income	5,048	5,337
Treasury stock – 367,709,550 and 384,890,500 shares as of June 30, 2018 and
December 31, 2017, respectively	(22,863)	(24,244)
Total Shareholders’ Equity	85,376	76,555

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$95,317	$85,082

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com